SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
ADAGIO THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
00534A102
(CUSIP Number)
Christopher Cox
Population Health Partners, L.P.
1200 Morris Turnpike, Suite 3005
Short Hills, NJ 07078
(212) 993-3113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 25, 2022
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Population Health Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 359,662 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,662 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,662 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .33% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
All shares are held of record by PH III (as defined in Item 2(a) of the Original 13D). PH III GP (as defined in Item 2(a) of the Original 13D) is the general partner of PH III and PH III GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH III GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)
Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in its annual report on Form 10-K filed with the United States Securities and Exchange Commission (the “Commission”) on March 31, 2022 (the “Form 10-K”).

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Population Health Equity Partners III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 359,662 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 359,662 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,662 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .33% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)
All shares are held of record by PH III. PH III GP is the general partner of PH III and PH III GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH III GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Population Health Equity Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 320,160 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 320,160 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,160 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .29% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)
All shares are held of record by PH VII (as defined in Item 2(a) of the Original 13D). PH VII GP (as defined in Item 2(a) of the Original 13D) is the general partner of PH VII and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Population Health Equity Partners VII GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 320,160 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 320,160 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,160 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .29% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)
All shares are held of record by PH VII. PH VII GP is the general partner of PH VII and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Clive Meanwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,858 Shares of Common Stock (1)
	8	SHARED VOTING POWER 679,822 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 521,858 Shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER 679,822 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,201,680 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
All shares are held of record by PH III and PH VII. PH III GP is the general partner of PH III and PH VII GP is the general partner of PH VII.  PH III GP and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of both PH III GP and PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

1	NAMES OF REPORTING PERSONS Christopher Cox
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 679,822 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 679,822 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,822 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .62% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
All shares are held of record by PH III and PH VII. PH III GP is the general partner of PH III and PH VII GP is the general partner of PH VII.  PH III GP and PH VII GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Clive Meanwell and Christopher Cox are the managing members of both PH III GP and PH VII GP and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 109,675,173 shares of Common Stock outstanding as of March 24, 2022, as reported by the Issuer in the Form 10-K.

CUSIP No. 00534A102	13D

Explanatory Note.
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on April 7, 2022 (the “Original 13D”, and together with this Amendment No. 1, the “Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original 13D.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented as set forth below.
“Following the date of the Original 13D, on April 11, 2022, the Reporting Persons, Mithril II, the Participating Stockholders (as defined below) and the Nominees (collectively, the “Participants”) filed a preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), in connection with the potential solicitation of proxies in favor of the election of the Nominees as Class I directors at the 2022 Annual Meeting.
Also following the date of the Original 13D, certain of the Reporting Persons (PH III, PH VII and Clive Meanwell) and Mithril II, along with M28, Adimab and Polaris (including PH III, PH VIII and Clive Meanwell, collectively, the “Participating Stockholders”) engaged in discussions with the Issuer’s Board regarding a potential settlement. Mithril II and the Participating Stockholders proposed terms including, among other things, the departure of directors René Russo, Tom Heyman, Anand Shah, Howard Mayer and Michael Wyzga from the Board, the addition of the Nominees to the Board as Class III directors, the re-nomination of Mr. Royan to the Board and a reduction in the size of the Board. This proposal was rejected by a special committee of the Board that was formed on or about April 8, 2022 (the “Committee”).
On April 17, 2022, the Committee offered to nominate the Nominees for election to the Board at the 2022 Annual Meeting in exchange for a standstill, a liability waiver and a non-disparagement undertaking. On April 19, 2022, Mithril II and the Participating Stockholders made a counterproposal to the Committee’s April 17, 2022 proposal, which among other things modified the Committee’s proposal to provide for greater stockholder protections, including by proposing to declassify the Board at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) and encourage Board consensus through supermajority decision-making. The Committee informed Mr. McGuire (a director of the Issuer who is also a Participant) on April 20, 2022 that it had considered and rejected such counterproposal, including the idea of providing greater stockholder accountability through a declassification of the Board. As of the date hereof, Mithril II and the Participating Stockholders have been unable to reach an agreement with the Board in respect of the foregoing matters.

On April 25, 2022, Mithril II mailed to the Issuer a further supplement to the Notice, notifying the Issuer that Mithril II intended to propose an advisory, non-binding stockholder resolution that the Board take all necessary actions to cause the Board to be declassified in advance of the 2023 Annual Meeting, such that the term of each Board member expires at the 2023 Annual Meeting, and that any director elected to the Board at or after the 2023 Annual Meeting be elected on an annual basis (the “Declassification Proposal”).

Also on April 25, 2022, (i) Mithril II and the Participating Stockholders reached an agreement, memoralized in an email on that same date, to vote all of their respective shares of the Issuer’s Common Stock in favor of the Declassification Proposal at the 2022 Annual Meeting and (ii) the Participants filed a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”), including both the proposal that the Nominees be elected as Class I directors and the Declassification Proposal. The Participants intend to solicit proxies in favor of both the election of the Nominees and the approval of the Declassification Proposal at the 2022 Annual Meeting."
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as set forth below:

“On April 25, 2022, Mithril II and the Participating Stockholders reached an agreement, memoralized in an email on that same date, to vote all of their respective shares of the Issuer’s Common Stock in favor of the Declassification Proposal at the 2022 Annual Meeting.

The information set forth in Item 4 and Exhibit 3 of Amendment No. 1 is incorporated herein by reference.”
Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit 3:     Email Agreement (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed by Mithril II with the Commission on April 25, 2022).

CUSIP No. 00534A102	13D

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2022

Population Health Equity Partners III, L.P.

By:	Population Health Equity Partners III GP, LLC
Its:	General Partner

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

Population Health Equity Partners III GP, LLC

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

Population Health Equity Partners VII, L.P.

By:	Population Health Equity Partners VII GP, LLC
Its:	General Partner

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

Population Healthy Equity Partners VII GP, LLC

By:	/s/ Christopher Cox
Christopher Cox, Managing Member

/s/ Clive Meanwell
Clive Meanwell

/s/ Christopher Cox
Christopher Cox